UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                             VISKASE COMPANIES, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                    92831R201
                                 (CUSIP Number)

                              Yevgeny Fundler, Esq.
                                    Counsel,
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4329

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 3, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP No. 92831R201

1        NAME OF REPORTING PERSON
                           High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                      (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                WC
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          /X/
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                1,331,657

8        SHARED VOTING POWER
                        0

9        SOLE DISPOSITIVE POWER
                1,331,657

10       SHARED DISPOSITIVE POWER
                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                1,331,657

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                           / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 12.48%

14       TYPE OF REPORTING PERSON*
                    PN

                                  SCHEDULE 13D

CUSIP No. 92831R201

1        NAME OF REPORTING PERSON
                           Meadow Walk Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                           WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           /X/
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                299,813

8        SHARED VOTING POWER
                      0

9        SOLE DISPOSITIVE POWER
                299,813

10       SHARED DISPOSITIVE POWER
                      0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                299,813

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                          / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.81%

14       TYPE OF REPORTING PERSON*
                           PN

                                  SCHEDULE 13D

CUSIP No. 92831R201

1        NAME OF REPORTING PERSON
                           Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                           WC
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         /X/
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                1,236,538

8        SHARED VOTING POWER
                1,631,470

9        SOLE DISPOSITIVE POWER
                1,236,538

10       SHARED DISPOSITIVE POWER
                1,631,470

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                2,868,008

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     26.88%

14       TYPE OF REPORTING PERSON*
                        CO


                                  SCHEDULE 13D

CUSIP No. 92831R201

1        NAME OF REPORTING PERSON
                           Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                           WC
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           /X/
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                1,236,538

8        SHARED VOTING POWER
                1,631,470

9        SOLE DISPOSITIVE POWER
                1,236,538

10       SHARED DISPOSITIVE POWER
                1,631,470

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                2,868,008

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                    / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           26.88%

14       TYPE OF REPORTING PERSON*
                           IN

                                  SCHEDULE 13D


Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Shares") of VISKASE COMPANIES, INC., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 625 Willowbrook Centre Parkway, Willowbrook, Illinois 60527.


Item 2.  Identity and Background

     The persons filing this statement are Barberry Corp., a Delaware corporation ("Barberry"), High River Limited Partnership, a Delaware limited partnership ("High River"), Meadow Walk Limited Partnership, a Delaware limited partnership ("Meadow Walk"), (Barberry, High River and Meadow Walk are collectively, the "Icahn Group") and Carl C. Icahn, a citizen of the United States of America (collectively with the Icahn Group, the "Registrants"). The principal business address and the address of the principal office of (i) each of Barberry, High River and Meadow Walk is 100 South Bedford Road, Mount Kisco, New York 10549, and (ii) Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Barberry is the general partner of each of High River and Meadow Walk. Mr. Icahn is the sole shareholder, director and executive officer of Barberry. Mr. Icahn is the Chairman of the Board, President and Secretary of Barberry. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Icahn Group.

     Each of Barberry, High River and Meadow Walk is primarily engaged in the business of investing in securities. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

     Except as disclosed on Exhibit 2 attached hereto, which is hereby incorporated herein by reference thereto, none of Barberry, High River, Meadow Walk, Carl C. Icahn, nor any manager or executive officer of any of the Icahn Group, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.





Item 3.  Source and Amount of Funds or Other Consideration


     Registrants acquired the 2,868,008 Shares pursuant to the Chapter 11 Bankruptcy Reorganization Plan filed by the Issuer in the U.S. Bankruptcy Court for the Northern District of Illinois, Eastern Division, under the Case No. 02 B 44669 (the "Plan"). The Plan became effective on April 3, 2003.

     As holders of  $21,000,000,  $4,728,000  and  $19,500,000  in the principal amount of 10 1/4% Senior Notes due 2001 of the Issuer (the "Old Notes") prior to the reorganization, under the Plan, each of High River, Meadow Walk and Barberry, respectively, received, among other things, (i) the 1,331,657, 299,813 and 1,236,538 Shares, respectively, and (ii) collectively, approximately 27.74% of the $60 million in the principal amount of the 8% Senior Subordinated Secured Notes due 2008 (the "New Notes"). The source of funding for the acquisition of the Old Notes was general working capital of the Icahn Group.


Item 4.           Purpose of Transaction

     The Registrants acquired the Shares as holders of the Old Notes, as a result of the Issuer's Chapter 11 reorganization pursuant to the Plan. The Registrants believe that their aggregate holdings of the Shares represent the largest block of the Shares. As a result of the Chapter 11 proceedings and pursuant to, among other things, the Plan, the Registrants were able to and did nominate two of the members of the Issuer's initial Board of Directors. The Registrants have no present plans or proposals which would result in the matters described in clauses (a) through (j) of Item 4.

     As of the close of business on April 3, 2003, the Registrants collectively beneficially own, in the aggregate approximately $16,638,000 in the principal amount of the New Notes, and the Registrants' affiliates are also participants in that certain $20 million working capital revolving facility (the "Working Capital Facility"), dated as of April 3, 2003, contemplated by the Plan, pursuant to which the Issuer may, among other things, borrow up to $20,000,000 from time to time. As of the close of business on April 14, 2003, there was $5,000,000 in the principal amount of the debt outstanding under the Working Capital Facility.

     Prior to the Chapter 11 reorganization of the Issuer, High River entered into (i) that certain agreement (the "Holders Agreement"), dated as of June 15, 2002, by and between High River, Debt Strategies Fund, Inc. and Northeast Investors Trust, each a holder of the Old Notes, and (ii) that certain Restructuring Agreement (the "Restructuring Agreement"), dated as of June 15, 2002, by and between High River, Debt Strategies Fund, Inc. and Northeast Investors Trust, each a holder of the Old Notes, and the Issuer. A copy of each of the Holders Agreement and the Restructuring Agreement is attached hereto as
Exhibit 3 and Exhibit 4, respectively. The Registrants also obtained certain registration rights with respect to the Shares.

     Subject to the Holders Agreement and the Restructuring Agreement, the Registrants, individually or collectively, reserve the right, although they have no present plans to do so, to seek to acquire, from time to time, additional Shares, and may, from time to time, dispose of any of the Shares in the open market or otherwise.


Item 5.           Interest in Securities of the Issuer

     (a) As of the close of the business day on April 14, 2003, the Registrants may be deemed to beneficially own, in the aggregate, 2,868,008 Shares, representing approximately 26.88% of the Issuer's outstanding Shares (based upon the 10,669,697 Shares stated to be outstanding by the Issuer to the Registrants).

     (b) Each of High River, Meadow Walk and Barberry has sole voting power and sole dispositive power with respect to the 1,331,657, 299,813 and 1,236,538 Shares, respectively. Each of Barberry and Carl C. Icahn, through his direct ownership in Barberry, has shared voting power and shared dispositive power with respect to the 1,331,657 and 299,813 Shares directly held by High River and Meadow Walk, respectively. Carl C. Icahn, through his direct ownership in Barberry, has sole voting power and sole dispositive power with respect to the 1,236,538 Shares directly held by Barberry.

     Barberry and Mr. Icahn, by virtue of their relationships to High River and Meadow Walk (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of High River and Meadow Walk directly beneficially owns. Also, Mr. Icahn, by virtue of his relationship to Barberry (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Barberry directly and indirectly beneficially owns. Barberry disclaims beneficial ownership of the Shares directly held by High River and Meadow Walk for all other purposes. Mr. Icahn disclaims beneficial ownership of the Shares directly and indirectly held by the Icahn Group for all other purposes.

     (c) The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected pursuant to the Plan effective as of April 3, 2003.

                                    No. of Shares
         Name                       Received under the Plan

         High River                 1,331,657

         Meadow Walk                   299,813

         Barberry                   1,236,538

     (d) The Registrants expressly disclaim any membership in any group, as a result of the entering into the Holders Agreement or the Restructuring Agreement or otherwise, with either Debt Strategies Fund, Inc. or Northeast Investors Trust or the Issuer or any of the their respective affiliates and disclaim any beneficial ownership in any Shares held by such persons or entities.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Except as otherwise disclosed in Item 4, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants.

2.       Statement pursuant to Item 2(e).

3.       Agreement, dated as of June 15, 2002, by and between High River, Debt
         Strategies Fund,    Inc. and Northeast Investors Trust.

4. Restructuring Agreement, dated as of June 15, 2002, by and between High River, Debt Strategies Fund, Inc., Northeast Investors Trust and the Issuer.



                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2003


BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP
By:      BARBERRY CORP., its General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory


MEADOW WALK LIMITED PARTNERSHIP
By:      BARBERRY CORP., its General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory


/s/ Carl C. Icahn
CARL C. ICAHN


                 [Signature Page of Schedule 13D with respect to
                            VISKASE COMPANIES, INC.]

                                                                      Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, Par Value $.01 per share of VISKASE COMPANIES, INC., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, each of the undersigned, being duly authorized, has executed this Joint Filing Agreement this 14th day of April, 2003.


BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP
By:      BARBERRY CORP., its General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory


MEADOW WALK LIMITED PARTNERSHIP
By:      BARBERRY CORP., its General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory


/s/ Carl C. Icahn
CARL C. ICAHN



            [Joint Filing Agreement for Schedule 13D with respect to
                            VISKASE COMPANIES, INC.]

                                                                       Exhibit 2

     On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

     Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22.